[COMPANY LETTERHEAD/LOGO]

By Edgar "CORRESP"

BY FACSIMILE -- 202-772-9210

December 1, 2005

Mr. Daniel Lee
United States Securities and Exchange Commission
Washington, DC 20549

Re:   Alliance Distributors Holding Inc.
      SB-2/A Filed November 17, 2005
      Registration Statement No. 333- 128892

Dear Mr. Lee:

Alliance Distributors Holding Inc. hereby requests acceleration of its above-referenced registration statement on Form SB-2/A so that it may become effective at 1 PM EST, December 2, 2005 or as soon thereafter as is practicable.

                                       ***
We acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                         Sincerely,


                                                         /s/ Jay Gelman
                                                         -----------------------
                                                         Jay Gelman
                                                         Chief Executive Officer